

July 31, 2014

Via E-mail
Najeeb U. Ghauri
Chief Executive Officer
NetSol Technologies, Inc.
24025 Park Sorrento
Suite 410,
Calabasas, CA 91302

Re: **NetSol Technologies, Inc.**
            Form 10-K for the Fiscal Year Ended June 30, 2013
            Filed September 12, 2013
            Form 10-Q for the Quarterly Period Ended March 31, 2014
            Filed May 14, 2014
            File No. 000-22773

Dear Mr. Ghauri:

We have reviewed your letter dated March 27, 2014 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 14, 2014.

Form 10-K for the Fiscal Year Ended June 30, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Plan of Operations

Liquidity and Capital Resources, page 25

1. We note from your response to prior comment 5 that you no longer disclose days sales outstanding. This appears to be important information necessary to an understanding of your underlying cash flows and the indicative value of historical cash flows. Tell us your consideration of disclosing the days sales outstanding at each balance sheet date and the

impact it has on your cash flows. In addition, your disclosures should clarify that revenues in excess of billings are not included in your days sales outstanding calculation. We refer you to Section IV.B of SEC Interpretive Release 33-8350.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

(A) Principles of Consolidation, page F-9

2. We note your response to prior comment 9. Please tell us the variable interest entities ("VIE's") that you consolidate. Explain how you determine whether you are the primary beneficiary. Provide us with your analysis that demonstrates you control the variable interest entities. We refer you to ASC 810-10-25-38. Further, clarify whether you have any variable interests in a VIE when you are not the primary beneficiary.

Note 9. Intangible Assets, page F-19

3. We note your response to prior comment 11. Please explain why the $22.1 million of capitalized product licenses related to the new products that are under development will begin to be amortized subsequent to June 30, 2018. In this respect, we note from a recent press release that you have announced the introduction and global release of the NFS Ascent product. Explain in greater detail why you believe these capitalized product license costs qualify for capitalization and cite the accounting guidance that you relied upon. In addition, explain how you test for impairment considering that amortization will not begin until subsequent to June 30, 2018.

Note 20. Segment Information and Geographic Areas, page F-38

4. We note your response to prior comment 16. Please clarify your disclosures in future filings to clearly explain the difference between your revenues from unaffiliated customers in each global region or segment and your geographic information by country.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Consolidated Financial Statements

Note 9. Goodwill, page 11

5. We note from your response to prior comment 17 that you performed a qualitative analysis and determined that it was not necessary to perform the two-step goodwill impairment test as you did not believe that it was more likely than not that the fair value of a reporting unit was less than its carrying amount, including goodwill. Please provide us with a detailed analysis

supporting this determination for each reporting unit. Include a description of the methods and key assumptions used and how the key assumptions were determined. Tell us your pipeline of contracts and the probability of closing the contracts for each reporting unit. Explain in greater detail how your analysis considered the significant decline in your market capitalization and revenues since your fiscal year end. Your analysis should describe the significance of all identified events and circumstances that you considered in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. We refer you to ASC 350-20-35-3C (C) and (G).

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters.   If you have any other questions, please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief